SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

EVCI Career Colleges Incorporated
(formerly known as Educational Video Conferencing, Inc.).
(Name of Issuer)

Common Stock
(Title of Class of Securities)

281505107
(CUSIP Number)

Karl Wachter,  Esq., 1 American Lane,  Greenwich,  Connecticut  06831,
Tel: (203) 422-3340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  (Page 1 of 9)

                                  SCHEDULE 13D


1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Amaranth L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.      SOLE VOTING POWER
                2,115,553

8       SHARED VOTING POWER
                0

9.      SOLE DISPOSITIVE POWER
                2,115,553

10.     SHARED DISPOSITIVE POWER
                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,115,553

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                22.23%

14.     TYPE OF REPORTING PERSON
                OO

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Amaranth Advisors, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.      SOLE VOTING POWER
                2,115,553

8.      SHARED VOTING POWER
                0

9.      SOLE DISPOSITIVE POWER
                2,115,553

10.     SHARED DISPOSITIVE POWER
                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                2,115,553

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                22.23%

14.     TYPE OF REPORTING PERSON
                OO

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Nicholas M. Maounis

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.      SOLE VOTING POWER
                2,135,553

8.      SHARED VOTING POWER
                0

9.      SOLE DISPOSITIVE POWER
                2,135,553

10.     SHARED DISPOSITIVE POWER
                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                2,135,553

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                22.44%

14.     TYPE OF REPORTING PERSON
                IN

ITEM 1.  Security and Issuer

         This statement is filed pursuant to Rule 13d-2(a) with respect to the Common Stock (the "Common Stock") of EVCI Career Colleges Incorporated (the "Issuer") beneficially owned by the Reporting Persons specified herein as of the date hereof and amends and supplements Amendment No. 1 to the Schedule 13D dated November 6, 2000 filed by Amaranth L.L.C., Amaranth Advisors, L.L.C. and Nicholas M. Maounis (the "Schedule 13D"). This amendment is being filed solely to take into account shares of common stock of the Issuer that one of the Reporting Persons will hold upon the mandatory conversion of the Issuer's Series B 7% Convertible Preferred Stock ("Series B Preferred Stock") on September 22, 2003 (the "Conversion Date"), assuming for purposes of this filing an aggregate principal amount of Series B Preferred Stock on the date of conversion of $7,140,000 and a conversion price of $3.375 per share. No consideration is required to be paid in connection with the conversion. The actual number of shares of Common Stock to be received by the Reporting Persons on September 22, 2003 upon conversion of the Series B Preferred Stock will be based on a formula equal to the quotient of the aggregate stated value ($100 per share) of the then outstanding Series B Preferred Stock divided by the lower of the Reset Conversion Price and the Current Market Price on September 22, 2003, but not less than 50% of the Reset Conversion Price. Capitalized terms used in the preceding sentence and not defined elsewhere herein have the meanings set forth in the Certificate of Designations relating to the Series B Preferred Stock.

          In certain of its public filings, the Issuer has indicated that "there are significant questions regarding the rights of the Series B holders to shares of our common stock and to dividends upon the automatic conversion of these shares." The Reporting Person vigorously asserts that on the Conversion Date, after giving effect to the mandatory conversion of the Series B Preferred Stock, the Report Persons will hold all of the shares of Common Stock contemplated herein, and, to the extent necessary, intend to enforce their rights to receive such shares and any dividends owed to them.

ITEM 2.  Identity and Background

         (a)-(c) and (f): The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         - Amaranth L.L.C., a Delaware limited liability company ("Amaranth L.L.C.") and the parent of Amaranth Fund L.P. (f/k/a Paloma Strategic Fund L.P.). The managing member of Amaranth L.L.C. is Amaranth Advisors, L.L.C., a Delaware limited liability company. The shares of Common Stock beneficially owned by Amaranth L.L.C. are held through its subsidiary Amaranth Trading L.L.C., a Delaware limited liability company ("Amaranth Trading"). On the Conversion Date, after giving effect to the mandatory conversion of the Series B Preferred Stock, Amaranth L.L.C. will hold approximately 2,115,553 shares of Common Stock, all of which will be beneficially owned by it through Amaranth Trading.

         - Amaranth Advisors, L.L.C., a Delaware limited liability company ("Amaranth Advisors") and the managing member of Amaranth L.L.C.. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth L.L.C. as a result of being the managing member of Amaranth Advisors. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock, except for 20,000 shares of Common Stock which he beneficially owns in his individual capacity.

         Amaranth L.L.C., Amaranth Advisors and Maounis.

         The business address of Amaranth L.L.C., Amaranth Advisors and Maounis is 1 American Lane, Greenwich, Connecticut 06831.

         The principal business of Amaranth Advisors is the furnishing of investment advisory services.

         Mr. Maounis' principal occupation is serving as the managing member of Amaranth Advisors.

         The principal business of Amaranth L.L.C. is that of a private investment company engaged in the purchase and sale of securities for its own account.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person will beneficially own the Common Stock indicated in Item 2 above upon the mandatory conversion of the Series B Preferred Stock or September 22, 2003. No consideration is required to be paid in connection with the conversion. As previously disclosed in the Schedule 13D, the funds used to purchase the Series B Preferred Stock were derived from working capital.

ITEM 4.  Purpose of Transaction.

         Amaranth L.L.C. acquired the Common Stock beneficially owned by it in the ordinary course of purchasing and selling securities for its own account and shall acquire additional shares of Common Stock upon the conversion of the Series B Preferred Stock as described herein. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock, except for 20,000 shares of Common Stock which he beneficially owns in his individual capacity.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Excluding the 20,000 Shares of Common Stock personally and beneficially owned by Maounis, the Reporting Persons beneficially own an aggregate of 2,115,553 shares of Common Stock held outright, assuming the conversion on September 22, 2003 of the 71,400 shares of Series B Preferred Stock held by Amaranth L.L.C. The Reporting Persons also own 555,553 Common Stock Purchase Warrants (the "Warrants"), which currently are exercisable for 555,553 shares of Common Stock. The Warrants expires on September 22, 2003. The Warrants are significantly "out of the money" and, based on the historical trading prices of the Common Stock, the Reporting Persons do not expect to exercise the Warrants on or prior to September 22, 2003 and, accordingly, have not included in any share ownership or percentage calculation herein the shares of Common Stock issuable upon exercise of the Warrants. The Reporting Persons currently hold in the aggregate 71,400 shares of Series B Preferred Stock convertible into 2,115,553 shares of Common Stock on September 22, 2003, and 555,553 Warrants, exercisable for 555,553 shares of Common Stock as provided for herein.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

         On July 1, 2003 one of the Reporting Persons converted approximately 3,600 shares of Series B Preferred Stock into 68,700 shares of Common Stock at a reset conversion price of $5.24 per share. No consideration was required to be paid in connection with the conversion.

         On July 14, 2003 one of the Reporting Persons sold 68,700 shares of Common Stock at a price of $2.50 per share and received aggregate proceeds of $169,680.96 in connection with such sale.

         In connection with a restructuring of certain assets, on August 18, 2003 a securities position of 114,000 shares of Common Stock was transferred from Amaranth Securities L.L.C. to its parent, Amaranth L.L.C.

         No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by the Reporting Persons during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 7.  Material to be Filed as Exhibits

             Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 26, 2003

                  AMARANTH L.L.C.
                  By: Amaranth Advisors, L.L.C.,
                           as Managing Member


                           By:  /s/ Nicholas M. Maounis
                                Nicholas M. Maounis
                                 President

                  AMARANTH ADVISORS, L.L.C.


                  By:  /s/ Nicholas M. Maounis
                       Nicholas M. Maounis
                       President



                       /s/ Nicholas M. Maounis
                       Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of EVCI Career Colleges Incorporated (formerly known as Educational Video Conferencing, Inc.) dated August 26, 2003, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  August 26, 2003

                  AMARANTH L.L.C.
                  By: Amaranth Advisors, L.L.C.,
                           as Managing Member


                           By:  /s/ Nicholas M. Maounis
                                Nicholas M. Maounis
                                 President

                  AMARANTH ADVISORS, L.L.C.


                  By:  /s/ Nicholas M. Maounis
                       Nicholas M. Maounis
                       President



                       /s/ Nicholas M. Maounis
                       Nicholas M. Maounis